EXHIBIT 12.1

TMX Finance LLC

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	For the Years Ended December 31,					For the Six Months Ended June 30,
	2006	2007	2008	2009	2010	2011
Earnings:
Income before discontinued operations	$23,150	$29,168	$41,030	$69,956	$81,686	$40,823
Fixed charges	15,571	22,064	20,287	18,830	33,796	24,133

Total earnings	$38,721	$51,232	$61,317	$88,786	$115,482	$64,956

Fixed charges:
Interest, including amortization of debt issuance costs	$11,845	$16,556	$13,286	$11,674	$26,251	$19,248
Portion of rent expense attributable to an interest factor (1)	3,726	5,508	7,001	7,156	7,545	4,885

Total fixed charges	$15,571	$22,064	$20,287	$18,830	$33,796	$24,133

Ratio of earnings to fixed charges	2.49	2.32	3.02	4.72	3.42	2.69

(1)	Includes one-third of rent expense, which is deemed to be representative of the interest factor.